SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

 THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

 c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

 Lishui City, Zhejiang Province 323600

+86-578-226-2305

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 2, 2016, Tantech Holdings Ltd (the “Registrant”) entered into a Purchase Agreement with Henglong Chen (the “Seller”) and Suzhou Yimao E-Motors Co., Limited (“Suzhou E Motors”), a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, pursuant to which the Registrant intends to acquire 100% of the equity interest in Suzhou E Motors. The total purchase price is a total cash consideration of RMB159,000,000 (approximately USD25.2 million) and a share consideration of 3,250,000 restricted stocks of the Registrant. Subject to customary closing conditions, the Registrant expects the transaction to be consummated by the end of 2016.

The Purchase Agreement contains customary representations, warranties and covenants from the parties.

The foregoing description of the terms of the Purchase Agreement and the transaction contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Purchase Agreement attached hereto as Exhibit 10.1, which is incorporated herein by reference.

The Purchase Agreement contains various representations and warranties made by the parties solely for the benefit of the other parties to the Purchase Agreement. In addition, such representations and warranties (a) have been made only for purposes of the Purchase Agreement, (b) have been qualified by confidential disclosures made to the other parties in connection with the Purchase Agreement, (c) are subject to materiality qualifications contained in the Purchase Agreement that may differ from what may be viewed as material by investors, (d) were made only as of the date of the Purchase Agreement or such other date as is specified in the Purchase Agreement, and (e) have been included in the Purchase Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the Purchase Agreement, and not to provide investors with any other factual information regarding Suzhou E Motors or its business. Investors should not rely on the representations or warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Suzhou E Motors or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Registrant’s public disclosures.

On May 2, 2016, the Registrant issued a press release announcing that it had entered into the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Purchase Agreement, dated May 2, 2016, by and between Tantech Holdings Ltd., Henglong Chen and Suzhou Yimao E-Motors Co., Limited.
99.1	Press release dated May 2, 2016

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: May 2, 2016